Exhibit 99.1

Press Release

DENVER, CO – November 2, 2026

Contact: Trent Trujillo
Email: ttrujillo@udr.com

UDR, INC. ANNOUNCES THIRD QUARTER 2026 RESULTS AND RAISES FULL-YEAR 2026 GUIDANCE RANGES

UDR, Inc. (the "Company") (NYSE: UDR), announced today its full third quarter 2026 results, which follows its release of preliminary third quarter 2026 results on October 21, 2026. Net Income, Funds from Operations ("FFO"), and FFO as Adjusted ("FFOA") per diluted share for the quarter and year-to-date periods ended September 30, 2026, are detailed below.

Metric	Quarter Ended September 30		Year-to-Date Ended September 30	
	2026	2025	2026	2025
Net Income per diluted share	$0.67	$0.12	$1.45	$0.46
FFO per diluted share	$0.62	$0.62	$1.85	$1.81
FFOA per diluted share	$0.65	$0.65	$1.90	$1.90

Same-Store ("SS") results for the third quarter 2026 versus the third quarter 2025 and the second quarter 2026 as well as year-to-date 2026 versus year-to-date 2025 are summarized below.(1)

SS Growth / (Decline)	Year-Over-Year ("YOY"): 3Q 2026 vs. 3Q 2025	Sequential: 3Q 2026 vs. 2Q 2026	Year-to-Date (YTD) YOY: 2026 vs. 2025
Revenue	1.8%	0.8%	1.6%
Expense	2.2%	2.9%	3.2%
Net Operating Income ("NOI")	1.6%	(0.1)%	0.8%

(1) SS growth metrics have been adjusted to exclude the 19 communities that comprise the Company's joint venture with Apollo which is described later in this release. Including these 19 communities, SS Revenue, Expense, and NOI would be 1.5%, 2.7%, and 1.0% for YOY 3Q 2026, 0.7%, 3.1%, and (0.4)% for sequential 3Q 2026, and 1.4%, 3.2%, and 0.5% for YTD 2026.

Outlook(1)

As shown in the table below, the Company has established the following guidance ranges for the fourth quarter of 2026, raised its previously provided full-year 2026 guidance ranges for Net Income, FFOA per diluted share, and Same-Store Growth, and updated its previously provided full-year 2026 guidance range for FFO per diluted share.

Metric, per diluted share	3Q 2026 Actual	YTD 2026 Actual	4Q 2026 Outlook	Prior Full-Year 2026 Outlook	Updated Full-Year 2026 Outlook	Full-Year 2026 Midpoint (Change)
Net Income	$0.67	$1.45	$0.13 to $0.15	$1.03 to $1.11	$1.58 to $1.60	$1.59 (+$0.52)
FFO	$0.62	$1.85	$0.63 to $0.65	$2.47 to $2.55	$2.48 to $2.50	$2.49 (-$0.02)
FFOA	$0.65	$1.90	$0.63 to $0.65	$2.49 to $2.57	$2.54 to $2.56	$2.55 (+$0.02)
YOY Growth:						
SS Revenue	1.8%	1.6%	N/A	0.75% to 2.00%	1.4% to 1.8%	1.6% (+22.5bps)
SS Expense	2.2%	3.2%	N/A	2.75% to 3.75%	2.7% to 3.1%	2.9% (-35bps)
SS NOI	1.6%	0.8%	N/A	0.00% to 1.25%	0.8% to 1.2%	1.0% (+37.5bps)

(1) Additional assumptions for the Company's fourth quarter and full-year 2026 outlook can be found on Attachment 13 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of GAAP Net Income per diluted share to FFO per diluted share and FFOA per diluted share can be found on Attachment 14(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 14(A) through 14(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement. Net Income, FFO and FFOA per share for all 2026 periods and guidance are unaffected by the Apollo transaction which is described later in this release. SS growth metrics have been adjusted to exclude the 19 communities that comprise the joint venture with Apollo. Including these communities, the Full-Year guidance midpoints for SS Revenue, Expense, and NOI would be 1.45%, 2.9%, and 0.75%, respectively.

“Third quarter operational results and FFOA per diluted share exceeded our expectations and drove our second guidance raise of 2026,” said Tom Toomey, UDR’s Chairman, President, and CEO. “Additionally, we are excited to have closed our strategic partnership with Apollo, which expands our access to capital, strengthens our balance sheet by reducing leverage, improves the quality of our wholly-owned portfolio, and positions UDR to pursue compelling investment opportunities that drive value creation for our shareholders.”

Capital Allocation Activity

During and subsequent to quarter-end, the Company,

- Closed the previously announced $2.0 billion strategic partnership with Apollo by contributing 19 apartment communities totaling 7,059 apartment homes valued at an approximate 6.0 percent capitalization rate to a new joint venture. Under the terms of the transaction, UDR received $1.34 billion of equity capital from Apollo, retained an approximate one-third interest in the joint venture, will continue to operate and manage the portfolio for which it will earn an asset management fee, and retained an option to repurchase Apollo’s interest in the joint venture at a 7.0 percent target IRR for a finite period starting at the fifth anniversary of closing.
- Through the end of October, repurchased approximately 5.2 million shares of its common stock at a weighted average share price of $35.48 for total consideration of approximately $185.1 million. Following this share repurchase activity, the Company has approximately 20.3 million shares remaining for repurchase under its program. Since recommencing share repurchases in September 2025, the Company has repurchased approximately 16.7 million shares of its common stock at a weighted average share price of $36.06 for total consideration of approximately $603.2 million.
- Sold two apartment communities, one each in Seattle and Nashville, with a combined 412 apartment homes for gross proceeds of $183.0 million. The Company remains under contract to sell a 396-home apartment community in the Metropolitan Washington, D.C. area for gross proceeds of approximately $69.0 million.
- Expanded its joint venture with LaSalle Investment Management to approximately $958.3 million by contributing a 360-home apartment community in Nashville, TN, to the venture while simultaneously placing debt on the newly contributed community and an existing community in the venture. Under the terms of the transaction, the Company received approximately $103.2 million in cash proceeds.
- Continued to execute on the runoff of its Debt and Preferred Equity (“DPE”) portfolio, as announced last quarter, via the liquidation of the Company’s interest in various DPE joint ventures. As previously disclosed, the Company acquired a 286-home community in Portland, OR, for an incremental cash outlay of $74.7 million based on a property valuation of $104.3 million. During the quarter, the Company also reached a resolution with a developer partner on a two-property portfolio located in California’s Inland Empire. This resulted in the acquisition of a 483-home community during the quarter for an incremental cash outlay of $160.3 million based on a property valuation of $250.1 million as well as an agreement to acquire a 237-home community in the first half of 2027, subject to customary closing conditions. Excluding the latter Inland Empire transaction, the aggregate investment balance of the Company’s Debt and Preferred Equity portfolio is expected to be approximately $250.0 million at year-end 2026.
- Received a full repayment of approximately $29.5 million on its Preferred Equity investment in a stabilized apartment community in Orlando, FL.

Operating Results

In the third quarter, total revenue decreased by $3.8 million YOY, or (0.9) percent, as revenue increases attributable to growth from Same-Store and acquired communities were offset by the removal of revenue from properties that were sold.

“Third quarter Same-Store results were supported by strong occupancy in the mid-96 percent range, year-over-year improvement in bad debt, blended lease rate growth that fell within our expected range, and continued improvement in resident retention that led to strong expense control,” said Mike Lacy, UDR’s Chief Operating Officer. “Operating from a position of occupancy strength, with fewer lease expirations than typical in the fourth quarter following a strategic shift to the expiration schedule made last year, and renewal lease offers higher than those in the third quarter, we remain in an attractive position to drive revenue and NOI growth as we conclude a successful year.”

In the tables below, the Company has presented YOY, sequential, and YTD Same-Store results by region.

Summary of Same-Store Results in the Third Quarter 2026 versus the Third Quarter 2025

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[(1)]	Physical Occupancy[(2)]	YOY Change in Occupancy
West	3.9%	3.8%	3.9%	37.2%	96.8%	0.0%
Northeast	2.5%	1.6%	3.0%	21.3%	96.7%	(0.3)%
Mid-Atlantic	0.3%	3.0%	(1.0)%	20.0%	95.9%	(0.8)%
Southwest	(0.4)%	(0.3)%	(0.5)%	12.3%	96.9%	0.0%
Southeast	(0.9)%	2.0%	(2.2)%	9.2%	96.4%	0.4%
Total / Weighted Average	**1.8%**	**2.2%**	**1.6%**	**100.0%**	**96.5%**	**(0.2)%**

(1) Based on 3Q 2026 Same-Store NOI. Other Markets, as defined in the Company's related quarterly Supplement, are reflected in their respective Regions. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement. SS growth metrics have been adjusted to exclude the 19 communities that comprise the Company's joint venture with Apollo. Including these 19 communities, SS Revenue, Expense, and NOI growth (decline) would be 1.5%, 2.7%, and 1.0%, respectively, and Physical Occupancy and Change in Occupancy would be 96.6% and (0.1)%, respectively.

(2) Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results in the Third Quarter 2026 versus the Second Quarter 2026

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[(1)]	Physical Occupancy[(2)]	Sequential Change in Occupancy
West	1.5%	6.7%	(0.4)%	37.2%	96.8%	(0.1)%
Northeast	1.6%	0.4%	2.2%	21.3%	96.7%	(0.4)%
Mid-Atlantic	(0.1)%	3.6%	(1.9)%	20.0%	95.9%	(0.6)%
Southwest	0.5%	2.9%	(1.0)%	12.3%	96.9%	0.2%
Southeast	(0.4)%	(3.4)%	1.2%	9.2%	96.4%	0.3%
Total / Weighted Average	**0.8%**	**2.9%**	**(0.1)%**	**100.0%**	**96.5%**	**(0.1)%**

(1) Based on 3Q 2026 Same-Store NOI. Other Markets, as defined in the Company's related quarterly Supplement, are reflected in their respective Regions. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement. SS growth metrics have been adjusted to exclude the 19 communities that comprise the Company's joint venture with Apollo. Including these 19 communities, SS Revenue, Expense, and NOI growth (decline) would be 0.7%, 3.1%, and (0.4)%, respectively, and Physical Occupancy and Change in Occupancy would be 96.6% and (0.1)%, respectively.

(2) Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results for YTD 2026 versus YTD 2025

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[(1)]	Physical Occupancy[(2)]	YTD YOY Change in Occupancy
West	3.3%	5.3%	2.6%	37.5%	96.8%	(0.2)%
Northeast	2.5%	3.0%	2.2%	21.1%	96.9%	(0.4)%
Mid-Atlantic	0.7%	3.9%	(0.7)%	20.5%	96.2%	(0.8)%
Southwest	(1.1)%	0.0%	(1.7)%	12.4%	96.8%	(0.3)%
Southeast	(1.6)%	1.3%	(3.0)%	8.5%	96.2%	(0.2)%
Total / Weighted Average	**1.6%**	**3.2%**	**0.8%**	**100.0%**	**96.6%**	**(0.4)%**

(1) Based on YTD 2026 Same-Store NOI. Other Markets, as defined in the Company's related quarterly Supplement, are reflected in their respective Regions. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement. SS growth metrics have been adjusted to exclude the 19 communities that comprise the Company's joint venture with Apollo. Including these 19 communities, SS Revenue, Expense, and NOI growth (decline) would be 1.4%, 3.2%, and 0.5%, respectively, and Physical Occupancy and Change in Occupancy would be 96.6% and (0.3)%, respectively.

(2) Weighted average Same-Store physical occupancy for YTD 2026.

Balance Sheet Update

The Company's total indebtedness as of September 30, 2026, was $5.8 billion at a weighted average interest rate of 3.45 percent, with $333.6 million, or 6.6 percent of total consolidated debt, maturing through 2027, including principal amortization and excluding amounts on the Company's line of credit, commercial paper program, and working capital credit facility. As of September 30, 2026, the Company had approximately $641.6 million in liquidity through a combination of cash and undrawn capacity on its credit facilities. Immediately following the closing of the Apollo transaction, the Company received $1.34 billion of equity proceeds. Please see Attachment 13 of the Company's related quarterly Supplement for additional details regarding investment guidance.

In the table below, the Company has presented select balance sheet metrics for the quarter ended September 30, 2026, and the comparable prior year period.

	Quarter Ended September 30		
Balance Sheet Metric	**3Q 2026**	**3Q 2025**	**Change**
Weighted Average Interest Rate	3.45%	3.42%	0.03%
Weighted Average Years to Maturity	3.7	4.6	(0.9)
Consolidated Fixed Charge Coverage Ratio	5.0x	4.9x	0.1x
Consolidated Debt as a percentage of Total Assets	32.3%	32.6%	(0.3)%
Consolidated Net Debt-to-EBITDAre – adjusted for non-recurring items(1)	5.5x	5.5x	-

(1) A reconciliation of GAAP Net Income per share to EBITDAre - adjusted for non-recurring items and GAAP Total Debt to Net Debt can be found on Attachment 4(C) of the Company's related quarterly Supplement.

Dividend

As previously announced, the Company's Board of Directors declared dividends on its common stock with record dates in October, November, and December 2026. These dividends amount to $0.145 per share per month and will be payable in cash on the payment dates set forth in the table below to UDR common stock shareholders of record as of the close of business on the corresponding record date in the table below. These declared dividends amount to $0.435 per share, representing a 1.2 percent increase over the comparable period in 2025, and reflect an annualized dividend amount of $1.74 per share of common stock. The December 2026 dividend will represent the 220th consecutive dividend paid by the Company on its common stock.

Record Date	Payment Date	Amount
October 19, 2026	November 2, 2026	$0.145 per common share
November 16, 2026	November 30, 2026	$0.145 per common share
December 15, 2026	December 31, 2026	$0.145 per common share
Total Dividends	**-**	**$0.435 per common share**

Executive Leadership

As previously announced, subsequent to quarter-end, the Company appointed Scott McCallum as Chief Investment Officer. Mr. McCallum brings an extensive background in public and private real estate after a decade of experience with Blackstone, Inc.

Corporate Responsibility

Subsequent to quarter-end, the Company published its eighth annual Corporate Responsibility Report, which details UDR's ongoing commitment to being a leader in corporate responsibility and a good partner to the communities we operate in. The report is available on the Investor Relations section of the Company's website at ir.udr.com.

Supplemental Financial Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Investor Relations section of the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 12:00 p.m. Eastern Time on November 3, 2026, to discuss third quarter 2026 results as well as high-level views for 2026. The webcast will be available on the Investor Relations section of the Company’s website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company’s webcast link for its earnings results discussion.

A replay of the conference call will be available through November 10, 2026, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13763434, when prompted for the passcode. A replay of the call will also be available on the Investor Relations section of the Company’s website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

The full text of the earnings report and related quarterly Supplement will be available on the Investor Relations section of the Company’s website at ir.udr.com.

Forward-Looking Statements

Certain statements made in this press release may constitute “forward-looking statements.” Words such as “expects,” “intends,” “believes,” “anticipates,” “plans,” “likely,” “will,” “seeks,” “outlook,” “guidance,” “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, the impact of tariffs, geopolitical tensions, conflicts and wars, government shutdowns, and changes in immigration, elevated interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and Debt and Preferred Equity Program investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of September 30, 2026, UDR owned or had an ownership position in 60,617 apartment homes, including 634 apartment homes under development. For over 54 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents, and the highest quality experience for Associates.